Exhibit 99.1

YM BIOSCIENCES REPORTS THIRD QUARTER 2009
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - May 14, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported operational and financial results for the third quarter of fiscal 2009, ended March 31, 2009.

“Just a few days ago we reported critically important data at the 100th AACR conference in Denver highlighting the mechanistic differences between nimotuzumab and the EGFR targeting antibody, Erbitux®,” said David Allan, Chairman and CEO of YM BioSciences. “These data demonstrate that nimotuzumab is predisposed to bind to cancerous cells with high levels of EGFR on their surface while ignoring normal cells with low EGFR levels. For the competing drugs, binding is indiscriminate since they bind to low levels of EGFR and, as a result, these products cause severe toxicities as they interact with healthy tissues. With Erbitux® as the leading EGFR-targeting drug on the market and generating more than $1.5 billion in annual sales, these findings are profound and further define the significant opportunity for our lead product.”

Nimotuzumab is being advanced globally on multiple fronts supported by a network of cooperative relationships. In total, more than 15 Phase II and Phase III trials are currently ongoing, ten of which are being conducted by YM or its licensees. During the third quarter of fiscal 2009:

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The National Cancer Centre of Singapore (NCCS) selected nimotuzumab for evaluation in the adjuvant setting in a multinational Phase III trial of more than 700 patients with cancers of the head and neck, citing the drug’s benign safety profile. The trial is being supported by YM licensee, Innogene Kalbiotech Ltd., a subsidiary of the public company, Kalbe Farma.

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Two of YM’s licensees for nimotuzumab, Daiichi-Sankyo Co., Ltd. in Japan and Kuhnil Pharmaceutical Co. in Korea, are conducting a Phase II randomized, open-label trial evaluating nimotuzumab in patients with advanced or recurrent gastric cancer.

•
YM’s licensee in Europe, Oncoscience AG, reported that it continues to enroll patients into a randomized Phase III study evaluating nimotuzumab in adult glioma patients and into a randomized Phase IIb/IIIa trial in patients with advanced pancreatic cancer.

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YM and YM USA continued to enroll children with progressive, diffuse, intrinsic pontine glioma (DIPG) into a Phase II trial at multiple sites in the US, Canada and Israel and recruitment could be completed in late calendar 2009 or early 2010.

YM continues to prepare its second late-stage product, AeroLEF®, for further development internationally. After consulting with regulatory bodies in Europe and Canada, the Company is now determining the optimal clinical path forward and conducting discussions with potential partners.

Financial Results (CDN dollars)
Total revenue (out-licensing revenue and interest income) for the third quarter of fiscal 2009, ended March 31, 2009 was $1.0 million compared with $1.8 million for the third quarter of fiscal 2008. Total revenue for the first nine months of fiscal 2009 was $4.8 million compared with $5.5 million for the first nine months of fiscal 2008. The majority of YM’s out-licensing revenue comes from five out-licensing agreements with third party licensees for nimotuzumab. The decrease in revenue for the third quarter of fiscal 2009 compared to the same period in the prior year is mainly attributable to a 12 month extension of the revenue recognition period for the initial payment from one of YM’s licensees. The decrease in revenue for the nine months ended March 31, 2009 compared to the same period in the prior year is mainly as a result of the above mentioned extension and the ending of monthly revenue recognition for one other deferred revenue contract, partially offset by a milestone payment received this year from one of the Company’s licensees. The Company also began receiving royalty payments from a limited sales program in Europe initiated in the fourth quarter of fiscal 2008.  Interest income decreased as the Company draws on its cash balances to fund its operations and due to lower interest rates.

General and administrative expenses were $1.2 million for the third quarter of fiscal 2009 compared with $1.4 million for the third quarter of fiscal 2008. General and administrative expenses were $3.5 million for the first nine months of fiscal 2009 compared with $5.5 million for the first nine months of fiscal 2008. These decreases were mainly a result of stock option expenses decreasing as well as decreases in legal fees, salaries, consulting and investor relations expenditures.

Licensing and product development expenses were $3.3 million for the third quarter of fiscal 2009 compared with $4.3 million for the third quarter of fiscal 2008. Licensing and product development expenses were $11.5 million for the first nine months of fiscal 2009 compared with $12.1 million for the first nine months of fiscal 2008.

Costs associated with development activities for nimotuzumab remained at $1.5 million in the quarter compared to a year ago and increased by $1.1 million to $4.7 million for the nine months ended March 31, 2009. The increase in expenses is primarily related to preparation for the two new Phase II trials.

Costs associated with development activities for AeroLEF™ decreased by $0.2 million to $0.4 million for the three month period ended March 31, 2009 compared to the same period in the prior year. For the nine month period ended March 31, 2009 costs were $1.6 million, similar to the same period in the prior year.

Net loss for the third quarter of fiscal 2009 was $3.5 million ($0.06 per share) compared to $3.8 million ($0.07 per share) for the same period last year. Net loss for the first nine months of fiscal 2009 was $9.8 million ($0.18 per share) compared to $11.9 million ($0.21 per share) for the same period last year.

As at March 31, 2009 the Company had cash and cash equivalents and short-term deposits totaling $46.6 million and payables and accrued liabilities totaling $1.9 million compared to $58.1 million and $2.0 million respectively at June 30, 2008.

As at March 31, 2009 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow to be released contingent upon the completion of certain milestones.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in more than 12 countries. In more than 3,500 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using fentanyl because patients can individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com	Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com
Nominated Adviser Canaccord Adams Limited Ryan Gaffney Tel. +44 (0)20 7050 6500

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	June 30,
	2009	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$8,917,872	$3,119,189
Short-term deposits	37,688,943	54,981,737
Accounts receivable	280,479	403,371
Prepaid expenses	543,664	375,133
	47,430,958	58,879,430

Property and equipment	105,268	128,400

Intangible assets	3,270,003	4,065,409

	$50,806,229	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$636,680	$307,588
Accrued liabilities	1,302,123	1,715,024
Deferred revenue	2,562,696	4,623,340
	4,501,499	6,645,952

Deferred revenue	3,522,556	4,414,256

Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	-	3,150,539
Contributed surplus	12,848,942	9,123,824
Deficit	(142,987,921)	(133,182,485)
	42,782,174	52,013,031

Basis of presentation
Commitments

	$50,806,229	$63,073,239

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	March 31,		March 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)
Out-licensing revenue	$776,127	$1,155,835	$3,823,296	$3,438,601
Interest income	201,635	622,029	1,009,323	2,039,663
	977,762	1,777,864	4,832,619	5,478,264

Expenses:
General and administrative	1,190,039	1,416,872	3,530,626	5,526,388
Licensing and product development	3,259,177	4,286,792	11,525,789	12,052,278
	4,449,216	5,703,664	15,056,415	17,578,666

Loss before the undernoted	(3,471,454)	(3,925,800)	(10,223,796)	(12,100,402)

Gain on foreign exchange	51,122	15,584	143,009	29,716

Gain (loss) on short-term deposits	(54,507)	91,569	(31,789)	217,985

Loss on disposal of property and equipment	-	-	-	(70,143)

Other income	-	-	307,140	-

Loss and comprehensive loss for the period	$(3,474,839)	$(3,818,647)	$(9,805,436)	$(11,922,844)

Basic and diluted loss per common share	$(0.06)	$(0.07)	$(0.18)	$(0.21)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,835,356	55,835,356

YM BIOSCIENCES INC.
Interim Consolidated Statements of Deficit
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	March 31,			March 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Deficit, beginning of period	$(139,513,082)	$(126,400,938)	$(133,182,485)	$(118,296,741)

Loss for the period	(3,474,839)	(3,818,647)	(9,805,436)	(11,922,844)

Deficit, end of period	$(142,987,921)	$(130,219,585)	$(142,987,921)	$(130,219,585)

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	March 31,			March 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,474,839)	$(3,818,647)	$(9,805,436)	$(11,922,844)
Items not involving cash:
Amortization of property and equipment	19,806	20,781	57,282	106,364
Amortization of intangible assets	265,135	265,135	795,406	795,406
Loss on disposal of property and equipment	-	-	-	70,143
Unrealized loss (gain) on short-term deposits	56,219	(98,443)	33,501	(91,569
Stock-based compensation	195,023	324,704	574,579	1,827,991
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	255,258	257,614	(45,639)	(152,916)
Accounts payable, accrued liabilities and deferred revenue	(767,508)	(849,632)	(3,036,153)	(4,204,800)
	(3,450,906)	(3,898,488)	(11,426,460)	(13,572,225)

Investing activities:
Short-term deposits, net	4,233,479	(4,980,923)	17,259,293	10,362,066
Additions to property and equipment and intangible assets	(19,114)	-	(34,150)	(35,933)
Proceeds from sale of property and equipment	-	-	-	38,996
	4,214,365	(4,980,923)	17,225,143	10,365,129

Increase (decrease) in cash and cash equivalents	763,459	(8,879,411)	5,798,683	(3,207,096)
Cash and cash equivalents, beginning of period	8,154,413	11,519,666	3,119,189	5,847,351
Cash and cash equivalents, end of period	$8,917,872	$2,640,255	$8,917,872	$2,640,255